

Mail Stop 3561

August 12, 2008

Irwin J. Kirz
President, Secretary, Treasurer, Director
American Smooth Wave Ventures, Inc.
8650 Grand Avenue
Yucca Valley, CA 92264

Re: **American Smooth Wave Ventures, Inc.**
Registration Statement on Form S-1
Filed August 6, 2008
File No. 333-152849

Dear Mr. Kirz:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in the following respect to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form in that the presentation of your financial information is inconsistent. Specifically, the time period of your financial statements differs from the time period presented in your Selected Financial Data section and that you discuss in the Management's Discussion & Analysis section.

For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. You may contact Robert Errett at 202-551-3225 or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director